Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

												2003
	Successor				Predecessor							Predecessor
	Fiscal year ended December 28, 2008		39 weeks ended December 30, 2007		13 weeks ended April 2, 2007	Fiscal year ended December 31, 2006	Fiscal year ended December 25, 2005		21 weeks ended December 26, 2004		36 weeks ended July 31, 2004	16 weeks ended November 24, 2003
									(in thousands)
Fixed charges as defined:
Interest expense	$153,280		$124,504		$39,079	$86,615	$71,104		$26,260		$26,240	$9,310
One-third of non-cancelable lease rent	1,654		784		501	2,026	2,062		499		845	317

Total fixed charges (A)	$154,934		$125,288		$39,580	$88,641	$73,166		$26,759		$27,085	$9,627

Eanings as defined:
Earnings (loss) before income taxes	$(1,545)		$(23,963)		$(60,365)	$60,022	$(43,602)		$(15,281)		$(87,070)	$(4,580)
Add fixed charges	154,934		125,288		39,580	88,641	73,166		26,759		27,085	9,627

Earnings and fixed charges (B)	$153,389		$101,325		$(20,785)	$148,663	$29,564		$11,478		$(59,985)	$5,047

Ratio of earnings to fixed charges: (B/A)	NM	(1)	NM	(1)	NM (2)	1.68	NM	(2)	NM	(2)	NM (2)	NM	(3)

(1)	The Successor’s earnings for the fiscal year ending 2008 and the 39 weeks ending December 30, 2007 were insufficient to cover fixed charges by $1.5 million and $24.0 million, respectively.

(2)	The Predecessor’s earnings for the 13 weeks ending April 2, 2007, fiscal 2005, the 21 weeks ended December 26, 2004 and the 36 weeks ended July 31, 2004 were insufficient to cover fixed charges by $60.3 million, $43.6 million, $15.3 million and $87.1 million, respectively.

(3)	The 2003 Predecessor’s earnings for the 16 weeks ended November 24, 2003 were insufficient to cover fixed charges by $4.6 million.